PROMISSORY NOTE

$53,174.34

December 31, 2006
Seattle, WA

FOR VALUE RECEIVED, the undersigned, INNOVATIVE COMMUNICATIONS TECHNOLOGIES, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum FIFTY THREE THOUSAND ONE HUNDRED SEVENTY FOUR AND 34/100 (US $53,174.34) Dollars together with 0% interest. All unpaid principal and loan fees (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 31st day of December, 2006

INNOVATIVE COMMUNICATIONS TECHNOLOGIES, INC.

By ______________________

Its CEO

5-18-12

PROMISSORY NOTE

$ 30,265.00

May 18, 2012
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of TROY S STECIW (the "Holder) the principal sum THIRTY THOUSAND TWO HUNDRED SIXTY FIVE AND 00/100 (US $ 30,265.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 1315 240TH WAY SE, SAMMAMISH, WA 98075 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of ~~Florida~~. WA

EXECUTED on this 18TH day of May, 2012.

BARISTAS COFFEE COMPANY, INC.

By [signature]

Its CEO

2

PROMISSORY NOTE

$ 74,373.65

July 2, 2012
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RON HENTHORN (the "Holder) the principal sum of SEVENTY FOUR THOUSAND THREE HUNDRED SEVENTY THREE AND 65/100 (US $ 74,373.65) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd, #3, Kirkland, WA 98037 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

EXECUTED on this 2nd day of July, 2012.

BARISTAS COFFEE COMPANY, INC.

By ______________________

Its CEO

(3)

PROMISSORY NOTE

$ 58,860.00

September 17, 2012
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RON HENTHORN (the "Holder) the principal sum of FIFTY EIGHT THOUSAND EIGHT HUNDRES SIXTY AND 00/100 (US $ 58,860.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd, #3, Kirkland, WA 98037 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

EXECUTED on this 17TH day of September, 2012.

BARISTAS COFFEE COMPANY, INC.

By ____________________

Its CEO

(4)

PROMISSORY NOTE

$ 70,507.08

December 14, 2012
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RON HENTHORN (the "Holder) the principal sum of SEVENTY THOUSAND FIVE HUNDRED SEVEN AND 08/100 (US $ 70,507.08) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd, #3, Kirkland, WA 98037 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

EXECUTED on this 14TH day of December, 2012.

BARISTAS COFFEE COMPANY, INC.

By ____________________
Its CEO

PROMISSORY NOTE

$ 6647.50

December 31, 2012
Kent, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, Inc., promises to pay the order of TROY SCOTT STECIW (the "Holder) the principal sum of Six Thousand Six Hundred Forty Seven and 50/100 (US $ 6647.50) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 1315 240th Way SE, Sammamish, WA, 98075, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 31st day of December, 2012.

BARISTAS COFFEE COMPANY, Inc.

By ______________________

Its CEO

PROMISSORY NOTE

(6700?)

$6,960.00

March 7, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN(the "Holder) the principal sum SIX THOUSAND NINE ~~THOUSAND~~ Hundred SIXTY AND 00/100 (US $6,960.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 7TH day of March, 2013.

BARISTAS COFFEE COMPANY, INC.

By ____________________

Its ____________________

(6)

PROMISSORY NOTE

$9574.00

March 14, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN(the "Holder) the principal sum NINE THOUSAND FIVE HUNDRED SEVENTY FOUR AND 00/100 (US $9574.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 14TH day of March, 2013.

BARISTAS COFFEE COMPANY, INC.

By____________________
Its President

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$25,000.00

March 15, 2013
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TWENTY FIVE THOUSAND and no/100s (US $25,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before March 15, 2014 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.02 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 15th day of March, 2013.

BARISTAS COFFEE COMPANY, INC.

By ____________________

Its President

7

PROMISSORY NOTE

$3,410.00

April 10, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN(the "Holder) the principal sum THREE THOUSAND FOUR HUNDRED TEN AND 00/100 (US $3,410.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 10TH day of April, 2013.

BARISTAS COFFEE COMPANY, INC.

By ____________

Its President

(8)

PROMISSORY NOTE

$5500.00

April 15, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN(the "Holder) the principal sum FIVE THOUSAND FIVE HUNDRED AND 00/100 (US $5500.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 15TH day of April, 2013.

BARISTAS COFFEE COMPANY, INC.

By____________________

Its President

(9)

PROMISSORY NOTE

$5000.00

April 23, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum FIVE THOUSAND AND 00/100 (US $5000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 23RD day of April, 2013.

BARISTAS COFFEE COMPANY, INC.

By ____________________

Its President

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$25,000.00

March 22, 2013
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TWENTY FIVE THOUSAND and no/100s (US $25,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before March 22, 2014 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.02 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 22nd day of March, 2013.

BARISTAS COFFEE COMPANY, INC.

By____________________

Its President

PROMISSORY NOTE

$ 7085.38

March 26, 2013
Kent, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, Inc., promises to pay the order of BARRY HENTHORN (the "Holder) the principal sum of Seven Thousand Eighty Five and 38/100 (US $7085.38) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 520 Whitman St NE, Tacoma, WA 98422, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 26th day of March, 2013.

BARISTAS COFFEE COMPANY, Inc.

By ________________

Its President

(10)

PROMISSORY NOTE

$6000.00

MAY 9, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum SIX THOUSAND AND 00/100 (US $6000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 9TH day of May, 2013.

BARISTAS COFFEE COMPANY, INC.

By ____________________
Its President

5/13/13
$25K

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$25,000.00

May 13, 2013
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TWENTY FIVE THOUSAND and no/100s (US $25,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before May 13, 2014 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and

Where Conversion Price is $0.0275 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of

Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property. Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and

readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 13th day of May, 2013.

BARISTAS COFFEE COMPANY, INC.

By__________________________
Its President

11

PROMISSORY NOTE

$3262.00

MAY 23, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum THREE THOUSAND TWO HUNDRED SIXTY TWO AND 00/100 (US $3262.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 23RD day of May, 2013.

BARISTAS COFFEE COMPANY, INC.

By ____________

Its President

5-31-13

PROMISSORY NOTE

$ 5000.00

May 31, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of BARRY HENTHORN(the "Holder) the principal sum FIVE THOUSAND AND 00/100 (US $ 5000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 6520 Whitman st NE, Tacoma 98422, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 31st day of May, 2013.

BARISTAS COFFEE COMPANY, INC.

By ____________
Its President

3

PROMISSORY NOTE

$ 5000.00

May 31, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of TROY S STECIW (the "Holder) the principal sum FIVE THOUSAND AND 00/100 (US $ 5000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 1315 240TH WAY SE, SAMMAMISH, WA 98075 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

EXECUTED on this 31st day of May, 2013.

BARISTAS COFFEE COMPANY, INC.

By______________________

Its CEO

5-31-13

PROMISSORY NOTE

$ 5000.00

May 31, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of TROY S STECIW (the "Holder) the principal sum FIVE THOUSAND AND 00/100 (US $ 5000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 1315 240TH WAY SE, SAMMAMISH, WA 98075 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of ~~Florida~~. WA

EXECUTED on this 31st day of May, 2013.

BARISTAS COFFEE COMPANY, INC.

By ______________________

Its CEO

(I)
T. Steciw

PROMISSORY NOTE

$ 4000.00

May 31, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of TROY S STECIW (the "Holder) the principal sum FOUR THOUSAND AND 00/100 (US $ 4000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 1315 240TH WAY SE, SAMMAMISH, WA 98075 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

EXECUTED on this 31st day of May, 2013.

BARISTAS COFFEE COMPANY, INC.

By ____________________

Its CEO

6-3-13

PROMISSORY NOTE

$ 5000.00

June 3, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of BARRY HENTHORN(the "Holder) the principal sum FIVE THOUSAND AND 00/100 (US $ 5000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 6520 Whitman st NE, Tacoma 98422, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

EXECUTED on this 3rd day of June, 2013.

BARISTAS COFFEE COMPANY, INC.

By ________

Its President

R Henthorn

1

PROMISSORY NOTE

$31 ,000.00

June 5, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN(the "Holder) the principal sum THIRTY ONE THOUSAND AND 00/100 (US $31,000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 6th day of June, 2013.

BARISTAS COFFEE COMPANY, INC.

By ____________

Its President

Capital ✓
6/4/13
$2500

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$25,000.00

June 4, 2013
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TWENTY FIVE THOUSAND and no/100s (US $25,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before June 4, 2014 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.025 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 4th day of June, 2013.

BARISTAS COFFEE COMPANY, INC.

By____________________________

Its President

6

PROMISSORY NOTE

$ 4000.00

June 11, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of TROY S STECIW (the "Holder) the principal sum FOUR THOUSAND AND 00/100 (US $ 4000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 1315 240TH WAY SE, SAMMAMISH, WA 98075 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

EXECUTED on this 31st day of May, 2013.

BARISTAS COFFEE COMPANY, INC.

By_______________________

Its CEO

13

PROMISSORY NOTE

$3000.00

JUNE 12, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum THREE THOUSAND AND 00/100 (US $3000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 12th day of June, 2013.

BARISTAS COFFEE COMPANY, INC.

By_______________

Its President

6-13-13

PROMISSORY NOTE

$ 5000.00

June 13, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of BARRY HENTHORN(the "Holder) the principal sum FIVE THOUSAND AND 00/100 (US $ 5000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 6520 Whitman st NE, Tacoma 98422, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

EXECUTED on this 3rd day of June, 2013.

BARISTAS COFFEE COMPANY, INC.

By_[signature]_______

Its_President_______

7

PROMISSORY NOTE

$ 5000.00

June 15, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of TROY S STECIW (the "Holder) the principal sum FIVE THOUSAND AND 00/100 (US $ 5000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 1315 240TH WAY SE, SAMMAMISH, WA 98075 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

EXECUTED on this 15th day of June, 2013.

BARISTAS COFFEE COMPANY, INC.

By______________________________

Its_________________

6-16-13 (8

PROMISSORY NOTE

$ 5000.00

June 16, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of TROY S STECIW (the "Holder) the principal sum FIVE THOUSAND AND 00/100 (US $ 5000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 1315 240TH WAY SE, SAMMAMISH, WA 98075 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of ~~Florida~~. WA

EXECUTED on this 16th day of June, 2013.

BARISTAS COFFEE COMPANY, INC.

By ______________________

Its CEO

PROMISSORY NOTE

$ 4000.00

June 25, 2013
Kent, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, Inc., promises to pay the order of BARRY HENTHORN (the "Holder) the principal sum of Four Thousand and 00/100 (US $4000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 520 Whitman St NE, Tacoma, WA 98422, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 25th day of June, 2013.

BARISTAS COFFEE COMPANY, Inc.

By ________________

Its President

A

(14)

PROMISSORY NOTE

$ 4000.00

June 25, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RON HENTHORN (the "Holder) the principal sum of FOUR THOUSAND EIGHT AND 00/100 (US $ 4000.00) Dollars together with a 10% loan fee. All unpaid principal and accrued interest (if any) shall be due and payable in full within 14 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd, #3, Kirkland, WA 98037 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of the market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 25TH day of June, 2013.

BARISTAS COFFEE COMPANY, INC.

By______________

Its President

(15)

PROMISSORY NOTE

$7781.00

JUNE 25, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum SEVEN THOUSAND SEVEN HUNDRED EIGHTY ONE AND 00/100 (US $7781.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 25th day of June, 2013.

BARISTAS COFFEE COMPANY, INC.

By ______________

Its President

6-28-13

PROMISSORY NOTE

$ 5000.00

June 28, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of BARRY HENTHORN(the "Holder) the principal sum FIVE THOUSAND AND 00/100 (US $ 5000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 6520 Whitman st NE, Tacoma 98422, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 28th day of June, 2013.

BARISTAS COFFEE COMPANY, INC.

By_______________

Its_President_

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$20,000.00

July 5, 2013
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TWENTY THOUSAND and no/100s (US $20,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before July 5, 2014 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

Shares = Conversion Amount
Conversion Price

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.02per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property. Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 5th day of July, 2013.

BARISTAS COFFEE COMPANY, INC.

By________________________
Its President

(16)

PROMISSORY NOTE

$ 4377.56

July 19, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RON HENTHORN (the "Holder) the principal sum of FOUR THOUSAND THREE HUNDRED SEVENTY SEVEN AND 56/100 (US $ 4377.56) Dollars together with a 10% loan fee. All unpaid principal and accrued interest (if any) shall be due and payable in full within 14 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd, #3, Kirkland, WA 98037 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of the market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 19TH day of June, 2013.

BARISTAS COFFEE COMPANY, INC.

By [signature]
Its President

8/5/13
$10,000

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$10,000.00

August 5, 2013
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TEN THOUSAND and no/100s (US $10,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before August 5, 2014 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.02 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise

. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding

the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same

manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of

this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 5th day of August, 2013.

BARISTAS COFFEE COMPANY, INC.

By_

Its President

(17)

PROMISSORY NOTE

$ 10,024.86

August 16, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RON HENTHORN (the "Holder) the principal sum of TEN THOUSAND TWENTY FOUR AND EIGHTY SIX CENTS (US $ 10,024.86) Dollars together with a 10% loan fee. All unpaid principal and accrued interest (if any) shall be due and payable in full within 14 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd, #3, Kirkland, WA 98037 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of the market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 16TH day of August, 2013.

BARISTAS COFFEE COMPANY, INC.

By_______________

Its President

(18)

PROMISSORY NOTE

$ 5,000.00

August 21, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RON HENTHORN (the "Holder) the principal sum of FIVE THOUSAND (US $ 5,000.00) Dollars together with a 10% loan fee. All unpaid principal and accrued interest (if any) shall be due and payable in full within 14 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd, #3, Kirkland, WA 98037 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of the market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 21st day of August, 2013.

BARISTAS COFFEE COMPANY, INC.

By ____________________
Its President

(19)

PROMISSORY NOTE

$8,000.00

September 27, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN(the "Holder) the principal sum EIGHT THOUSAND AND 00/100 (US $8,000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 27th day of September, 2013.

BARISTAS COFFEE COMPANY, INC.

By ____________

Its President

(20)

PROMISSORY NOTE

$2500.00

OCTOBER 1, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum TWO THOUSAND FIVE HUNDRED AND 00/100 (US $2500.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 1st day of October, 2013.

BARISTAS COFFEE COMPANY, INC.

By [signature]

Its President

(9)

PROMISSORY NOTE

$ 5000.00

Oct 3, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of TROY S STECIW (the "Holder) the principal sum FIVE THOUSAND AND 00/100 (US $ 5000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 1315 240TH WAY SE, SAMMAMISH, WA 98075 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of ~~Florida.~~ WA

EXECUTED on this 3rd day of October, 2013.

BARISTAS COFFEE COMPANY, INC.

By____________________

Its CBd

21

PAID

Promissory Note

Short Term Loan

Amount: $ 4,073.95

Loan # 100713

Date: Oct 7th, 2013

We Baristas Coffee Company make a commitment to pay Ron Henthorn, the sum of $ 4073.95 . Repayment is to be made in full within 60 (sixty) days. Total amount to be repaid is $4073.95. If loan is defaulted there will be an interest rate of 6% per annum.

IN WITNESS WHEREOF, I/WE set hand under seal this 7th day of October, 2013 and acknowledge receipt of a completed copy of this instrument.

Borrower Signature
(Authorized Signer)

Barry Henthorn

Printed Name

Lender Signature

Ron Henthorn

Printed Name

10-9-13

PROMISSORY NOTE

$ 6000.00

Oct 9, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of BARRY HENTHORN (the "Holder) the principal sum SIX THOUSAND AND 00/100 (US $ 6000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 6520 WHITMAN ST NE, TACOMA, WA 98422 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 9th day of October, 2013.

BARISTAS COFFEE COMPANY, INC.

By [signature]

Its President

(10)

PROMISSORY NOTE

$ 6000.00

Oct 9, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of TROY S STECIW (the "Holder) the principal sum SIX THOUSAND AND 00/100 (US $ 6000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 1315 240TH WAY SE, SAMMAMISH, WA 98075 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 9th day of October, 2013.

BARISTAS COFFEE COMPANY, INC.

By________________________

Its CEO

(22)

PROMISSORY NOTE

$6,200.00

October 9, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN(the "Holder) the principal sum SIX THOUSAND TWO HUNDRED AND 00/100 (US $6,200.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 9TH day of October, 2013.

BARISTAS COFFEE COMPANY, INC.

By ______________

Its President

PROMISSORY NOTE

$ 3850.00

October 21, 2013
Kent, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, Inc., promises to pay the order of BARRY HENTHORN (the "Holder) the principal sum of Three Thousand Eight Hundred Fifty and 00/100 (US $3850.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 520 Whitman St NE, Tacoma, WA 98422, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 21st day of October, 2013.

BARISTAS COFFEE COMPANY, Inc.

By________________

Its President

PROMISSORY NOTE

$ 11,500.00

October 21, 2013
Kent, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, Inc., promises to pay the order of TROY SCOTT STECIW (the "Holder) the principal sum of Eleven Thousand Five Hundred and 00/100 (US $11,500.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 1315 240th Way SE, Sammamish, WA, 98075, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 21st day of October, 2013.

BARISTAS COFFEE COMPANY, Inc.

By ______________________

Its CEO

14/25/13
$ 8000

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$8,000.00

October 25, 2013
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of EIGHT THOUSAND and no/100s (US $8,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before October 25, 2014 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.015 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price Upon Issuance of Common Stock If and when the Company shall issue or sell, or is, in accordance with sections (f)(i) through (f)(iv), deemed to have issued or sold, any additional shares of Common Stock for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issue or sale, then, forthwith upon such issue or sale, the Conversion Price shall be reduced to such lower price per share equal to the consideration received by the Company for each such additional share; provided that the Conversion Price shall not be reduced to an amount less than the appropriate par value (if any) for such shares.

For purposes of this section (f), the following subsections (i) to (iv) shall also be applicable:

(i) Issuance of Rights or Options. In case at any time the Company shall in any manner grant (whether directly or by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called "Options" and such convertible or exchangeable stock or securities being called "Convertible Securities") whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the total amount, if any, received or receivable by the Corporation as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Conversion Price in effect immediately prior to the time of the granting of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding. Except as otherwise provided in section (f)(iii), no adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

(ii) Issuance of Convertible Securities. In case the Company shall in any manner issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price

per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding, provided that (a) except as otherwise provided in section (f)(iii), no adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities and (b) if any such issue or sale of such Convertible Securities is made upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Conversion Price have been or are to be made pursuant to other provisions of this section (f), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

(iii) Change in Option Price of Conversion Rate. Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in section (f)(i), the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in sections (f)(i) or (f)(ii), or the rate at which Convertible Securities referred to in sections (f)(i) or (f)(ii) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of such event shall forthwith be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; and on the termination of any such Option or any such right to convert or exchange such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be increased to the Conversion Price which would have been in effect at the time of such termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such termination, never been issued, provided, however, that adjustments made pursuant to this section (f)(iii) shall not result in the Conversion Price being higher than it would have been had such Options or Convertible Securities never been issued.

(iv) Consideration for Stock. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Company, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the Company.

(g) Additional Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (g); provided, that notwithstanding the provisions of this section (g), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (g).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (g)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (g)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date

of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (g)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law.

(h) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to sections (f) or (g) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(i) Certain Events. If any event occurs as to which the other provisions of sections (f) or (g) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (i) will increase the Conversion Price as otherwise determined pursuant to section (f) or (g) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 25th day of October, 2013.

BARISTAS COFFEE COMPANY, INC.

By____________________________

Its President

(23)

Promissory Note

Amount: $ 3740.00

Date: Nov 8th, 2013

Loan # 110813

We Baristas Coffee Company make a commitment to pay Ron Henthorn, the sum of $ 3740.00. Repayment is to be made in full within 30 (thirty) days with an interest amount of 10%. Total amount to be repaid is $4114.00 by December 9th, 2013.

IN WITNESS WHEREOF, I/WE set hand under seal this 8th day of November, 2013 and acknowledge receipt of a completed copy of this instrument.

Borrower Signature
(Authorized Signer)

Barry Hollander

Printed Name

Lender Signature

Ron Henthorn

Printed Name

PAID

24

Promissory Note

Amount: $ 7,300.00

Date: 11/15/13

Loan # 111813

I/WE Baristas Coffee Co make a commitment to pay Ron Henthorn, the sum of $ 7000.00. Repayment is to be made in full within 30 days with an interest amount of $300. The total amount to be repaid is $ 7,300.00.

IN WITNESS WHEREOF, I/WE set hand under seal this 15th day of Nov, 2013 and acknowledge receipt of a completed copy of this instrument.

Borrower Signature (Authorized Signer)

Barry Henthorn
Its CEO
Printed Name

Lender Signature

Ronald Henthorn
Printed Name

Promissory Note

Amount: $ 2000.00 Loan # 1118132

Date: Nov 18th, 2013

We Baristas Coffee Company make a commitment to pay Barry Henthorn, the sum of $ 2000.00 . Repayment is to be made in full within 6 (six) months with an interest amount of 6% per annum and a loan fee of 10%.

IN WITNESS WHEREOF, I/WE set hand under seal this 18th day of November, 2013 and acknowledge receipt of a completed copy of this instrument.

Borrower Signature (Authorized Signer)	J Scott Frecia Printed Name
Lender Signature	Barry Henthorn Printed Name

(12)

PROMISSORY NOTE

$ 2000.00

November 18, 2013
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of TROY S STECIW (the "Holder) the principal sum TWO THOUSAND AND 00/100 (US $ 2000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 1315 240TH WAY SE, SAMMAMISH, WA 98075 or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

EXECUTED on this 18th day of November, 2013.

BARISTAS COFFEE COMPANY, INC.

By________________________

Its CEO

PAID

25

PROMISSORY NOTE

$ 7,000.00
# 121120132

December 11th, 2013
Kent, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum of SEVEN THOUSAND and no/100 (US $7,000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, FL 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

EXECUTED on this 11th day of December, 2013.

BARISTAS COFFEE COMPANY, INC.

By ____________________
Its President

Pay from Kent (2

PAID

PROMISSORY NOTE

$ 3,000.00
# 121120131

December 11th, 2013
Kent, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum of THREE THOUSAND and no/100 (US $3,000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 30 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, FL 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Florida.

EXECUTED on this 11th day of December, 2013.

BARISTAS COFFEE COMPANY, INC.

By______________________
Its

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$5,000.00 December 16, 2013
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of FIVE THOUSAND and no/100s (US $5,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before December 16, 2014 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and

Where Conversion Price is $0.01 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise

. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 16th day of December, 2013.

BARISTAS COFFEE COMPANY, INC.

By____________________

Its President____

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$5,000.00 December 30
2013

Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of FIVE THOUSAND and no/100s (US $5,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before December __, 2014 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and

shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.01 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise

. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding

the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same

this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 30th day of December, 2013.

BARISTAS COFFEE COMPANY, INC.

By_

Its President___

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$2,500.00

December 31 , 2013
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of Ron Henthorn (the "Holder") the principal sum of TWENTY FIVE HUNDRED and no/100s (US $2,500.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before December 31 , 2014 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at such address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder and Company, at no time will the Holder convert any amount of the Note into common stock that

would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.01 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding

securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property. Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially

all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 31 day of December, 2013.

BARISTAS COFFEE COMPANY, INC.

By ______________________
Its President

28

PROMISSORY NOTE

$1500.00

January 6, 2014
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum ONE THOUSAND FIVE HUNDRED AND 00/100 (US $1500.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 6th day of January, 2014

BARISTAS COFFEE COMPANY, INC.

By ____________

Its President

29

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$2807.52
Loan # 01082014

January 8th, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TWO THOUSAND EIGHT HUNDRED SEVEN and 52/100s (US $2807.52) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before January 8th, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) <u>Conversion Rights.</u> The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

30

PROMISSORY NOTE

$2000.00

January 13, 2014
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum TWO THOUSAND AND 00/100 (US $2000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 13th day of January, 2014

BARISTAS COFFEE COMPANY, INC.

By ____________________

Its ____________________

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$5,000.00 January 17th, 2014
01172014 Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, RONALD HENTHORN (the "Holder") the principal sum of FIVE THOUSAND and no/100s (US $5,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before January 17th, 2014 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.01 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property. Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 17th day of January, 2014.

BARISTAS COFFEE COMPANY, INC.

By__________________________

Its President

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$5,000.00
02052014

February 5th, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, RONALD HENTHORN (the "Holder") the principal sum of FIVE THOUSAND and no/100s (US $5,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before February 5th, 2014 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.01 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property. Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 5th day of February, 2014.

BARISTAS COFFEE COMPANY, INC.

By____________________________

Its President

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$5,000.00

February 14, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of FIVE THOUSAND and no/100s (US $5,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before February 14, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.01 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise
. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 14th day of February, 2014.

BARISTAS COFFEE COMPANY, INC.

By_

Its President____________

PROMISSORY NOTE

$4000.00

February 20, 2014
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum FOUR THOUSAND AND 00/100 (US $4000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 20th day of February, 2014

BARISTAS COFFEE COMPANY, INC.

By____________________

Its__________________

(34)

PROMISSORY NOTE

$10,000.00

March 5, 2014
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum TEN THOUSAND AND 00/100 (US $10,000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 5th day of March, 2014

BARISTAS COFFEE COMPANY, INC.

By [signature]

Its [signature]

35

PROMISSORY NOTE

$7500.00

March 6, 2014
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum SEVEN THOUSAND FIVE HUNDRED AND 00/100 (US $75000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 6th day of March, 2014

BARISTAS COFFEE COMPANY, INC.

By____________________

Its____________________

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$5,000.00

March 7, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of FIVE THOUSAND and no/100s (US $5,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before March 7, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at P.O. Box 83-2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and

Where Conversion Price is $0.0135 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of

Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments;

and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 7th of March, 2014.

BARISTAS COFFEE COMPANY, INC.

By____________________________
Its ~~President~~ CEO

36

PROMISSORY NOTE

$7000.00

March 11, 2014
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum SEVEN THOUSAND AND 00/100 (US $7000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 11th day of March, 2014.

BARISTAS COFFEE COMPANY, INC.

By [signature]

Its President

(37)

PROMISSORY NOTE

$15,000.00

March 14, 2014
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum FIFTEEN THOUSAND AND 00/100 (US $15,000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 14th day of March, 2014

BARISTAS COFFEE COMPANY, INC.

By____________________

Its____________________

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$5,000.00

April 2, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of FIVE THOUSAND and no/100s (US $5,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before April 2, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

Shares = Conversion Amount / Conversion Price

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.03 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise

. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 2md of April, 2014.

BARISTAS COFFEE COMPANY, INC.

By____________________________

Its President____

38

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$7,000.00
01172014

April 7th, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, RONALD HENTHORN (the "Holder") the principal sum of SEVEN THOUSAND and no/100s (US $7,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before April 7th, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) <u>Conversion Rights.</u> The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.01 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) <u>Subdivision or Combination of Stock</u>. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) <u>Dividends in Stock, Property, Reclassification</u>. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) <u>Reorganization, Consolidation, Merger or Sale</u>. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 7th day of April, 2014.

BARISTAS COFFEE COMPANY, INC.

By____________________
~~Its President~~ CEO

39

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$8,500.00 April 11th, 2014
04112014 Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, RONALD HENTHORN (the "Holder") the principal sum of EIGHT THOUSAND FIVE HUNDRED and no/100s (US $8,500.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before April 11th, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.01 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 11th day of April, 2014.

BARISTAS COFFEE COMPANY, INC.

By ______________________
Its President

(4C

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$3,500.00 April 14th, 2014
04142014 Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, RONALD HENTHORN (the "Holder") the principal sum of THREE THOUSAND FIVE HUNDRED and no/100s (US $3,500.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before April 14th, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.01 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 14th day of April, 2014.

BARISTAS COFFEE COMPANY, INC.

By ______________________
Its President

(41)

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$30,000.00
04242014

April 24th, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, RONALD HENTHORN (the "Holder") the principal sum of THIRTY THOUSAND and no/100s (US $30,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before April 24th, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.01 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 14th day of April, 2014.

BARISTAS COFFEE COMPANY, INC.

By ____________________

Its President

5/6/14
$30,000

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$30,000.00

May 6, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of THIRTY THOUSAND and no/100s (US $30,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before May 6, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and

Where Conversion Price is $0.05 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise

. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 6th of Mayl, 2014.

BARISTAS COFFEE COMPANY, INC.

By_ ____________________
Its President____

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

\$20,000.00

May 13, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TWENTY THOUSAND and no/100s (US \$20,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before May 13, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and

Where Conversion Price is $0.05 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise

. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 13th of May, 2014.

BARISTAS COFFEE COMPANY, INC.

By____________________

Its President____

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$25,000.00

June 5, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TWENTY FIVE THOUSAND and no/100s (US $25,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before June 5, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.05 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shal! promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 5th of June, 2014.

BARISTAS COFFEE COMPANY, INC.

By__________________________
Its President

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$25,000.00

June 30, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TWENTY FIVE THOUSAND and no/100s (US $25,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before June 30, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and

Where Conversion Price is $0.045 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise

. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 30th of June, 2014.

BARISTAS COFFEE COMPANY, INC.

By____________________

Its President____

CNOTE
7-16-14
C.C.

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$30,000.00

July 16, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of THIRTY THOUSAND and no/100s (US $30,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before July 16, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and

Where Conversion Price is $0.035 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise

. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 16th of July, 2014.

BARISTAS COFFEE COMPANY, INC.

By____________________

Its President____

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$35,000.00
08012014

August 1st, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, RONALD HENTHORN (the "Holder") the principal sum of THIRTY-FIVE THOUSAND and no/100s (US $35,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before August 1st, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

COPY

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.~~01~~ .03 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 1st day of August, 2014.

BARISTAS COFFEE COMPANY, INC.

By ____________________
Its President

(9)

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$10,000.00
08052014

August 5th, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, BARRY HENTHORN (the "Holder") the principal sum of TEN THOUSAND and no/100s (US $10,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before August 5th 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.03 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 5th day of August, 2014.

BARISTAS COFFEE COMPANY, INC.

By________________________

Its President

SHAREHOLDER'S CONSENT
COUNTERPART SIGNATURE PAGE

EFFECTIVE this 5th day of August, 2014

BARISTAS COFFEE COMPANY, INC.

____
Name:

____
Name:

Note
8-5-14
85

(13)

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$10,000.00 | August 5th, 2014
08052014 | Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, TROY SCOTT STECIW (the "Holder") the principal sum of TEN THOUSAND and no/100s (US $10,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before August 5th 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) <u>Conversion Rights.</u> The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.03 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 5th day of August, 2014.

BARISTAS COFFEE COMPANY, INC.

By____________________________
Its CEO

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$20,000.00

August 12, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TWENTY THOUSAND and no/100s (US $20,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before August 12, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and

Where Conversion Price is $0.025 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise

. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 12th of August, 2014.

BARISTAS COFFEE COMPANY, INC.

By: ____________________
Its President____

(43

PROMISSORY NOTE

$15,000.00

August 18, 2014
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum FIFTEEN THOUSAND AND 00/100 (US $15,000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 18th day of August, 2014

BARISTAS COFFEE COMPANY, INC.

By [signature]

Its President

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$15,000.00

August 28, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of FIFTEEN THOUSAND and no/100s (US $15,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before August 28, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and

Where Conversion Price is $0.025 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise

. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 28th of August, 2014.

BARISTAS COFFEE COMPANY, INC.

By__________
Its President

NOTE
9-17-14
P.C.

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$17,500.00

September 19, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of SEVENTEEN THOUSAND FIVE HUNDRED and no/100s (US $17,500.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before September 19, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) <u>Conversion Rights.</u> The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and

shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.025 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise
. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding

the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same

manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of

this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 19th of September, 2014.

BARISTAS COFFEE COMPANY, INC.

By_

Its President

Note
10-7-14
CC.
~~$~~ Deposited?

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$10,000.00

October 7, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TEN THOUSAND and no/100s (US $10,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before October 7, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.025 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise
. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 7th of October, 2014.

BARISTAS COFFEE COMPANY, INC.

By____________________

Its President

PROMISSORY NOTE

$ 14,000.00

October 24, 2014
Kent, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, Inc., promises to pay the order of BARRY HENTHORN (the "Holder) the principal sum of FOURTEEN THOUSAND and no/100 (US $14,000.00) Dollars together with 0.0% interest. All unpaid principal and accrued interest (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 520 Whitman St NE, Pacoma, WA 98422, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of 10% per annum until paid in full. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 24th day of October, 2014.

BARISTAS COFFEE COMPANY OF FLORIDA, LLC.

By ______________________

Its President

Note
11-3-14
CC

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$5,000.00

November 3, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of FIVE THOUSAND and no/100s (US $5,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before November 3, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.02 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise
. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

BARISTAS COFFEE COMPANY, INC.

MINUTES OF ACTION BY CONSENT
SPECIAL MEETING OF BOARD OF DIRECTORS

BY CONSENT, pursuant to the authority granted by Nevada Revised Statutes, the undersigned, consisting of all members of the Board of Directors of BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, hereby adopt the following actions to have the same force and effect as actions taken at a Special Meeting of said Board of Directors:

1. <u>Authorization for Issuane of $5,000 Convertible Notes.</u>

WHEREAS, the Company desires to borrow $5,000 from Capital Consulting, Inc. and execute and deliver its convertible promissory note evidencing repayment of the borrowed funds on terms providing for, among other things, interest at the rate of 5% per annum, a maturity date 12 months following receipt of funds, and the right of the note holder to convert, at its sole option and discretion, all or any part of the note obligation into shares of the Company's common stock at $.02 per share.

NOW THEREFORE, IT IS HEREBY RESOLVED that the Company is hereby authorized to borrow $5,000 from Capital Consulting, Inc., to execute and deliver its convertible promissory note evidencing repayment of the funds borrowed from Capital Consulting, Inc., whereby the convertible note shall bear interest at the rate of 5% per annum, the note obligation shall mature 12 months following receipt of funds and the note holder shall have the right to convert, at its sole option and discretion, all or any part of the note obligation into shares of the Company's common stock at $.02 per share;

FURTHER RESOLVED that the proper officers of the Company be and are hereby authorized, empowered and directed to execute and deliver such papers, instruments or other documents as may be reasonably necessary or desirable to implement or complete the various matters authorized and approved by the foregoing resolution.

EXECUTED effective as of November 3, 2014.

ALL MEMBERS OF THE
BOARD OF DIRECTORS:

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$10,000.00 Nov. 19th, 2014
11192014 Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, 'PRIME VECTOR' (the "Holder") the principal sum of TEN THOUSAND and no/100s (US $10,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before November 20th 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and Where Conversion Price is $0.02 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 19th day of November, 2014.

BARISTAS COFFEE COMPANY, INC.

By______________________
Its President

12-3-14

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$10,000.00

December 3, 2014
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TEN THOUSAND and no/100s (US $10,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before December 3, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.0135 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise
. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 3rd of December, 2014.

BARISTAS COFFEE COMPANY, INC.

By___

Its President___

12-6-14 (10)

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$10,000.00 | December 6th, 2014
12062014 | Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, BARRY HENTHORN (the "Holder") the principal sum of TEN THOUSAND and no/100s (US $10,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before December 6th 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.025 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 6th day of , 2014.

BARISTAS COFFEE COMPANY, INC.

By: ____________________

Its President

(4)

12.10.14

PROMISSORY NOTE

$3200.00

December 10, 2014
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum THREE THOUSAND TWO HUNDRED AND 00/100 (US $3200.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 10th day of December, 2014

BARISTAS COFFEE COMPANY, INC.

By ______________________

Its CEO

(14)

12-11-14

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

December 11th, 2014
Kent, Washington

$9,750.00
12112014

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, TROY SCOTT STECIW (the "Holder") the principal sum of NINE THOUSAND SEVEN HUNDRED FIFTY and no/100s (US $9,750.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before December 11th 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.02 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 11th day of , 2014.

BARISTAS COFFEE COMPANY, INC.

By____________________

Its CEO

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$20,000.00

January 15, 2015
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TWENTY THOUSAND and no/100s (US $20,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before October 15, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.015 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise
. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 15th day of January, 2015.

BARISTAS COFFEE COMPANY, INC.

By ____________________

Its President

(45)

PROMISSORY NOTE

$5000.00

January 20, 2015
Seattle, WA

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC., promises to pay the order of RONALD HENTHORN (the "Holder) the principal sum FIVE THOUSAND AND 00/100 (US $5000.00) Dollars together with 10% loan fee. All unpaid principal and loan fees (if any) shall be due and payable in full within 90 days after demand for payment hereunder is made by the Holder to the undersigned. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 4511 Lake Washington Blvd NE, Kirkland, WA 98033, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and loan fee shall be, at the lender's discretion, converted to Baristas Coffee Company, Inc. stock at .025 or 50% of market rate, whichever is lower. The undersigned agrees to pay the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the right and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time in any amount without premium or penalty.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity, to the addition or release of any other party primarily or secondarily liable for the payment of the indebtedness evidence by this Note. This Note shall be governed by and construed in accordance with the laws of the State of Washington.

EXECUTED on this 20th day of January, 2015

BARISTAS COFFEE COMPANY, INC.

By ______________________

Its ______________________

(11)

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$10,000.00
02042015

February 4th, 2015
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, 'BARRY HENTHORN (the "Holder") the principal sum of TEN THOUSAND and no/100s (US $10,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before February 5th 2016 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.015 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 4th day of February, 2016.

BARISTAS COFFEE COMPANY, INC.

By ______________________
Its President

(15)

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$5000.00
02102015

February 10, 2015
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, TROY SCOTT STECIW (the "Holder") the principal sum of FIVE THOUSAND and no/100s (US $5000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before February 11th, 2016 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.015 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 10th day of February, 2015.

BARISTAS COFFEE COMPANY, INC.

By________________________
Its CEO

Cap Cons
10k Note
2-12-15

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

February 12, 2015
Kent, Washington

$10,000.00

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TEN THOUSAND and no/100s (US $10,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before November 12, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) <u>Conversion Rights.</u> The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.018 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise
. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 12th day of February, 2015.

BARISTAS COFFEE COMPANY, INC.

By__________________________

Its President____

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$10,000.00 February19th, 2015
02192015 Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, 'BARRY HENTHORN (the "Holder") the principal sum of TEN THOUSAND and no/100s (US $10,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before February 5th 2016 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert
would result in the Holder owning more than 4.
Company.

(b) Conversion Formula. The n
conversion amount divided by the conversion price

Shares = Conversion Amount
Conversion Price

Where Conversion Amount is the amount o
Where Conversion Price is $0.02 per share,

(c) Reservation of Shares. As
period during which the conversion right exists, th
unissued Common Stock a sufficient number of
Stock upon the full conversion of the Note. The
shares will be duly and validly issued, fully paid a
issuance of this Note constitutes full authority to
charged with the duty of executing and issuing sto
certificates for shares of Common Stock upon the c

(12)

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$4000.00
02242015

February 23, 2015
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, BARRY HENTHORN (the "Holder") the principal sum of FOUR THOUSAND and no/100s (US $4000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before February 24th, 2016 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) <u>Conversion Rights.</u> The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.015 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property. Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 24th day of February, 2015.

BARISTAS COFFEE COMPANY, INC.

By ____________________
Its President

(16)

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$4000.00
02242015

February 23, 2015
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, TROY SCOTT STECIW (the "Holder") the principal sum of FOUR THOUSAND and no/100s (US $4000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before February 24th, 2016 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.015 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property. Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 24th day of February, 2015.

BARISTAS COFFEE COMPANY, INC.

By________________________
Its CEO

4< note
Ron
2-23-15

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$4000.00
02242015

February 23, 2015
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, RONALD HENTHORN (the "Holder") the principal sum of FOUR THOUSAND and no/100s (US $4000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before February 24th, 2016 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.015 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property. Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 24th day of February, 2015.

BARISTAS COFFEE COMPANY, INC.

By____________________________

Its President

Cap Consulting
10 K Note
3-4-15

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$10,000.00

March 4, 2015
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of TEN THOUSAND and no/100s (US $10,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before December 4, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.025 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise
. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 4th day of March, 2015.

BARISTAS COFFEE COMPANY, INC.

By_________________________

Its President____

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$5,000.00 March 9th, 2015
03092015 Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, 'BARRY HENTHORN (the "Holder") the principal sum of FIVE THOUSAND and no/100s (US $5,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before March 8th 2016 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.02 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property. Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 9th day of March, 2015.

BARISTAS COFFEE COMPANY, INC.

By__________________________
Its President

5K Note P.V.
3.19.15

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$5,000.00
03192015

March 19th, 2015
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, 'PRIME VECTOR" (the "Holder") the principal sum of FIVE THOUSAND and no/100s (US $5,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before March 18th 2016 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.02 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 19th day of March, 2015.

BARISTAS COFFEE COMPANY, INC.

By________________________
Its President

CDW Note
B. Henthorn
8-23-15

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$2,500.00 — March 23rd, 2015
03232015 — Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, 'BARRY HENTHORN" (the "Holder") the principal sum of TWO THOUSAND FIVE HUNDRED and no/100s (US $2500.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before March 22nd, 2016 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and Where Conversion Price is $0.02 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 23rd day of March, 2015.

BARISTAS COFFEE COMPANY, INC.

By____________________________

Its President

CONSENT IN LIEU OF SPECIAL MEETING
OF SHAREHOLDERS OF
Baristas Coffee Company, INC.

The undersigned, being all the Directors of Baristas Coffee Company, Inc. a Nevada corporation (the "Corporation"), by this instrument hereby consent to the adoption of the following resolutions:

Recitals

WHEREAS, the shareholders deem it to be in the best interests of the Corporation hereby elect to borrow $2500.00 from BARRY HENTHORN and to issue a Promissory Notes of $2500.00 plus 5% interest with an option to convert full amount plus interest to Baristas Coffee Company, Inc. stock at a share price of .02 or 50% discount, whichever is lower.

WHEREAS, the Board of Directors was consulted proper to the agreed share issuance and the Board has determined that the consideration for the shares is reasonable.

Resolutions

THEREFORE BE IT RESOLVED, that all actions taken by the Board and officers of the Corporation in the normal conduct of business since the last meeting are hereby ratified and confirmed;

RESOLVED, that the shareholders, by executing this document, hereby approve to borrow $2500.00 from BARRY HENTHORN and to issue a Promissory Notes of $2500.00 plus 5% interest with an option to convert full amount plus interest to Baristas Coffee Company, Inc. stock at a share price of .02 or 50% discount, whichever is lower.

RESOLVED, that the officers of the Corporation and each of them acting singly, be and hereby are authorized, empowered and directed to take any and all actions and to execute, deliver and file any and all agreements, instruments and documents as the officer(s) so acting shall determine to be necessary or appropriate to consummate the transactions contemplated herein, the taking of such action to be conclusive evidence that the same was deemed necessary or appropriate and was authorized hereby.

The execution of this consent shall constitute the approval by all Directors of the Corporation as of the date hereof.

DATED: March 23, 2015

SHAREHOLDER'S CONSENT
COUNTERPART SIGNATURE PAGE

EFFECTIVE this 23rd day of March, 2015

BARISTAS COFFEE COMPANY, INC.

____
Name:

____
Name:

SHAREHOLDER'S CONSENT
COUNTERPART SIGNATURE PAGE

EFFECTIVE this 23rd day of March, 2015

BARISTAS COFFEE COMPANY, INC.

Name:

Name:

2500 Note
P.V
3.23.15

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$2,500.00
03232015

March 23rd, 2015
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, 'PRIME VECTOR" (the "Holder") the principal sum of TWO THOUSAND FIVE HUNDRED and no/100s (US $2500.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before March 22nd, 2016 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.02 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 23rd day of March, 2015.

BARISTAS COFFEE COMPANY, INC.

By____________________________
Its President

13k note
CAP CONS
3-27-15

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$13,000.00

March 27, 2015
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of CAPITAL CONSULTING, INC. (the "Holder") the principal sum of THIRTEEN THOUSAND and no/ 100s (US $13,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before December 27, 2015 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 335 E. Linton Blvd., B14, Box 2085, Delray Beach, Florida 33483, or such other address as the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) <u>Conversion Rights.</u> The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the

Holder and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{ Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.02 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise
. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if

and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property, Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the

facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 27th day of March, 2015.

BARISTAS COFFEE COMPANY, INC.

By_

Its President_

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR WITH ANY STATE SECURITIES COMMISSION. THE SECURITY EVIDENCED BY THIS PROMISSORY NOTE IS RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT PURSUANT TO REGISTRATION UNDER THE ACT OR AN AVAILABLE EXEMPTION ESTABLISHED TO THE SATISFACTION OF THE COMPANY AND IN COMPLIANCE WITH THE TERMS HEREIN.

CONVERTIBLE PROMISSORY NOTE

$10,000.00
03302015

March 30, 2015
Kent, Washington

FOR VALUE RECEIVED, the undersigned, BARISTAS COFFEE COMPANY, INC. (the "Company"), a Nevada corporation, promises to pay to the order of, TROY SCOTT STECIW (the "Holder") the principal sum of TEN THOUSAND and no/100s (US $10,000.00) US Dollars together with 5.0% interest. All unpaid principal and accrued interest (if any) is due and payable in full on or before March 29th, 2016 (the "Maturity Date") unless sooner paid or extended by the Holder. All payments of principal and interest shall be made to the Holder in lawful money of the United States at 411 Washington Ave N Kent, WA 98032 or any address the Holder shall designate in writing.

AFTER MATURITY, unpaid principal and accrued interest shall bear interest at the rate of fifteen percent (15%) per annum until paid in full. The undersigned agrees to pay to the Holder on demand all costs and expenses (including reasonable attorney's fees), if any, paid or incurred by the Holder hereof in connection with the enforcement of any of the rights and remedies of the Holder under this Note.

THE UNDERSIGNED shall have the right to make prepayments of principal at any time prior to the Maturity Date in any amount without premium or penalty.

THE UNDERSIGNED hereby acknowledges, covenants and agrees that the obligation evidenced by this Note shall be subject to the following conversion rights and other provisions as set forth herein:

(a) Conversion Rights. The Holder will have the right, at its election from and after the date hereof, and then at any time, to convert all or part of the outstanding and unpaid principal sum and accrued interest (if any) due on the Note into shares of fully paid and nonassessable shares of the common stock of the Company ("Common Stock") as per the Conversion Formula set forth in section (b) below. Any such conversion shall be cashless, and shall not require further payment from Lender. Unless otherwise agreed in writing by both the Holder

and Company, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the Common Stock outstanding of the Company.

(b) Conversion Formula. The number of shares issued through conversion is the conversion amount divided by the conversion price.

$$\# \text{Shares} = \frac{\text{Conversion Amount}}{\text{Conversion Price}}$$

Where Conversion Amount is the amount of the Note which is being converted; and
Where Conversion Price is $0.02 per share, as modified or adjusted as provided for herein.

(c) Reservation of Shares. As of the date of this Note and for the remaining period during which the conversion right exists, the Company will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of Common Stock upon the full conversion of the Note. The Company represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Company agrees that its issuance of this Note constitutes full authority to its officers, agents and transfer agent who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of the Note.

(d) Delivery of Conversion Shares. Shares of Common Stock from any such conversion will be delivered to Holder within three (3) business days of conversion notice delivery by Holder to the Company.

(e) Conversion Notice and Mechanics of Exercise. Subject to the terms and conditions hereof, the conversion rights granted may be exercised by the Holder, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice of the Holder's election to exercise the conversion rights granted herein. The Holder shall not be required to deliver the original of the Note, as amended, in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the outstanding amount due under the Note shall have the same effect as payment of the Conversion Amount on the Note as of the date the subject Common Stock are issued to the Holder.

(f) Adjustment of Conversion Price.

(i) The Conversion Price and the number of shares issued upon the exercise of the conversion right under the Note shall be subject to adjustment from time to time upon the occurrence of certain events described in this section (f); provided, that notwithstanding the provisions of this section (f), the Company shall not be required to make any adjustment if and to the extent that such adjustment would require the Company to issue a number of shares of Common Stock in excess of its authorized but unissued shares of Common Stock, less all shares of

Common Stock that have been reserved for issuance upon the conversion of all outstanding securities convertible into shares of Common Stock and the exercise of all outstanding options, warrants and other rights exercisable for shares of Common Stock. If the Company does not have the requisite number of authorized but unissued shares of Common Stock to make any adjustment, the Company shall use its commercially reasonable efforts to obtain the necessary shareholder consent to increase the authorized number of shares of Common Stock to make such an adjustment pursuant to this section (f).

(ii) Subdivision or Combination of Stock. In case the Company shall at any time subdivide (whether by way of stock dividend, forward stock split or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced. If the outstanding shares of Common Stock of the Company shall be combined (whether by way of stock combination, reverse stock split or otherwise) into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall remain the same and not be adjusted. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(ii).

(iii) Dividends in Stock, Property. Reclassification. If at any time, or from time to time, the holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of the Note) shall have received or become entitled to receive, without payment therefore:

(A) any shares of stock or other securities that are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution, or

(B) additional stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, combination of shares or similar corporate rearrangement (other than shares of Common Stock issued as a stock split or adjustments in respect of which shall be covered by the terms of section (f)(ii) above), then and in each such case, the Conversion Price shall be adjusted proportionately, and the Holder hereof shall, upon the exercise of the Note, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefore, the amount of stock and other securities and property (including cash in the cases referred to above) that such Holder would hold on the date of such exercise had such Holder been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property. The Conversion Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described in this section (f)(iii).

(iv) Reorganization, Consolidation, Merger or Sale. If any recapitalization, reclassification or reorganization of the capital stock of the Company, or any

consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets or other transaction shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or other assets or property (an "Organic Change"), then lawful and adequate provisions shall be made by the Company whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented by the Note) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable assuming the full exercise of the rights represented by the Note. In the event of any Organic Change, appropriate provision shall be made by the Company with respect to the rights and interests of the Holder of this Note to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Conversion Price shall thereafter be applicable, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. To the extent necessary to effect the foregoing provisions, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by written instrument reasonably satisfactory in form and substance to the Holder executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase. If there is an Organic Change, then the Company shall cause to be mailed to the Holder at its last address as it shall appear on the books and records of the Company, at least 10 calendar days before the effective date of the Organic Change, a notice stating the date on which such Organic Change is expected to become effective or close, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares for securities, cash or other property delivered upon such Organic Change; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise the conversion of this Note during the 10-day period commencing on the date of such notice to the effective date of the event triggering such notice. In any event, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall be deemed to assume such obligation to deliver to such Holder such shares of stock, securities or assets even in the absence of a written instrument assuming such obligation to the extent such assumption occurs by operation of law,

(g) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to section (f) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder of this Note a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall promptly furnish or cause to be furnished to such Holder a like certificate setting forth: (i) such adjustments and readjustments; and (ii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the conversion of the Note.

(h) Certain Events. If any event occurs as to which the other provisions of section (f) above are not strictly applicable but the lack of any adjustment would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, or if strictly applicable would not fairly protect the purchase rights of the Holder under this Note in accordance with the basic intent and principles of such provisions, then the Company's Board of Directors will, in good faith and subject to applicable law, make an appropriate adjustment to protect the rights of the Holder; provided, that no such adjustment pursuant to this section (h) will increase the Conversion Price as otherwise determined pursuant to section (f) above.

THE UNDERSIGNED hereby waives demand and presentment for payment, notice of dishonor, protest, notice of acceleration and diligence in collection and consents to any extension or modification of time for payment or partial payment of this Note, before, at or after maturity. This Note shall be governed by and construed in accordance with the laws of the State of Nevada.

EXECUTED as of the 30th day of March, 2015.

BARISTAS COFFEE COMPANY, INC.

By____________________________
Its CEO